UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Eagle Bulk Shipping Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Y2187A127
(CUSIP Number)

Todd E. Molz General Counsel, Chief Administrative Officer& Managing Director Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071 (213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2187A127	SCHEDULE 13D	Page 2 of 14

1	NAME OF REPORTING PERSON OCM Opps EB Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,781,561[1]
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,781,561[1]
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,781,561[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.64% [2]
14	TYPE OF REPORTING PERSON OO

1	Consists of 3,781,561 shares of Common Stock, par value $0.01 (“Common Stock”), of Eagle Bulk Shipping Inc. (the “Issuer”), held as of the date hereof.

2	The percentages are calculated based upon the 13,680,968 shares of Common Stock reported to be outstanding as of November 2, 2022 by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2022, filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2022.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 3 of 14

1	NAME OF REPORTING PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,781,561*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,781,561*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,781,561*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.64%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the general partner of OCM Opps EB Holdings, Ltd.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 4 of 14

1	NAME OF REPORTING PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,781,561*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,781,561*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,781,561*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.64%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 5 of 14

1	NAME OF REPORTING PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,781,561*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,781,561*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,781,561*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.64%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 6 of 14

1	NAME OF REPORTING PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,781,561*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,781,561*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,781,561*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.64%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 7 of 14

1	NAME OF REPORTING PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,781,561*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,781,561*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,781,561*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.64%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 8 of 14

1	NAME OF REPORTING PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,781,561*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,781,561*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,781,561*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.64%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 9 of 14

1	NAME OF REPORTING PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,781,561*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,781,561*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,781,561*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.64%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the indirect owner of the Class B units of Oaktree Capital Group, LLC.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 10 of 14

1	NAME OF REPORTING PERSON Brookfield Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,781,561*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,781,561*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,781,561*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.64%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the indirect owner of the Class A units of Oaktree Capital Group, LLC.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 11 of 14

1	NAME OF REPORTING PERSON BAM Partners Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,781,561*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,781,561*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,781,561*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.64%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Corporation (f/k/a Brookfield Asset Management Inc.).

CUSIP No. Y2187A127	SCHEDULE 13D	Page 12 of 14

Item 1.	Security and Issuer

This Amendment No. 11 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 24, 2014, as amended by that certain Amendment No. 1 filed with Securities and Exchange Commission on January 14, 2015, that certain Amendment No. 2 filed with the Securities and Exchange Commission on August 17, 2016, that certain Amendment No. 3 filed with the Securities and Exchange Commission on September 8, 2016, that certain Amendment No. 4 filed with the Securities and Exchange Commission on December 15, 2016, that certain Amendment No. 5 filed with the Securities and Exchange Commission on January 24, 2017, that certain Amendment No. 6 filed with the Securities and Exchange Commission on November 23, 2018, that certain Amendment No. 7 filed with the Securities and Exchange Commission on December 19, 2018, that certain Amendment No. 8 filed with the Securities and Exchange Commission on December 31, 2018, that certain Amendment No. 9 filed with the Securities and Exchange Commission on July 29, 2019 and that certain Amendment No. 10 filed with the Securities and Exchange Commission on August 7, 2019 (collectively, this “Schedule 13D”), by (i) OCM Opps EB Holdings, Ltd., a Cayman Islands exempted company; (ii) Oaktree Fund GP, LLC, a Delaware limited liability company; (iii) Oaktree Fund GP I, L.P., a Delaware limited partnership; (iv) Oaktree Capital I, L.P., a Delaware limited partnership; (v) OCM Holdings I, LLC, a Delaware limited liability company; (vi) Oaktree Holdings, LLC, a Delaware limited liability company; (vii) Oaktree Capital Group, LLC, a Delaware limited liability company; (ix) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company; (x) Brookfield Corporation (f/k/a Brookfield Asset Management Inc.)(“Brookfield”), an Ontario corporation; and (xi) BAM Partners Trust, a trust formed under the laws of Ontario (collectively, the “Reporting Persons”), with respect to the common stock, par value $0.01 (the “Common Stock”) of Eagle Bulk Shipping Inc., a Republic of the Marshall Islands corporation (the “Issuer”). The address of the principal executive office of the Issuer is 300 First Stamford Place 5th Floor Stamford, CT 06902.

The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 11) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

As of April 6, 2021, and as of the date hereof, as reflected in this Schedule 13D, the Reporting Persons beneficially owned that number of Common Shares (the “Subject Shares”), set forth on the cover pages hereto, which information is hereby incorporated by reference into this Item 1.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented by adding thereto the following:

On March 10, 2021, EB Holdings disposed of 5,804 shares at a weighted average price of $39.63, for a sale price of $230,012.52.

On March 11, 2021, EB Holdings disposed of 11,555 shares at a weighted average price of $39.16, for a sale price of $452,493.80.

On March 12, 2021, EB Holdings disposed of 40,409 shares at a weighted average price of $39.20, for a sale price of $1,584,032.80.

On March 15, 2021, EB Holdings disposed of 78,408 shares at a weighted average price of $39.04, for a sale price of $3,061,048.32.

On March 16, 2021, EB Holdings disposed of 36,440 shares of Common Stock at a weighted average price of $37.98, for a sale price of $1,383,991.20.

On March 17, 2021, EB Holdings disposed of 62,566 shares of Common Stock at a weighted average price of $37.53, for a sale price of $2,348,101.98.

On March 18, 2021, EB Holdings disposed of 39,687 shares of Common Stock at a weighted average price of $38.18, for a sale price of $1,515,249.66.

On March 25, 2021, EB Holdings disposed of 10,716 shares of Common Stock at a weighted average price of $38.36, for a sale price of $411,065.76.

On March 26, 2021, EB Holdings disposed of 9,006 shares of Common Stock at a weighted average price of $38.36, for a sale price of $345,470.16.

On March 29, 2021, EB Holdings disposed of 3,300 shares of Common Stock at a weighted average price of $36.61, for a sale price of $120,813.

On March 30, 2021, EB Holdings disposed of 13,487 shares of Common Stock at a weighted average price of $36.34, for a sale price of $490,117.58.

On March 31, 2021, EB Holdings disposed of 21,989 shares of Common Stock at a weighted average price of $36.33, for a sale price of $798,860.37.

On April 1, 2021, EB Holdings disposed of 29,783 shares of Common Stock at a weighted average price of $35.41, for a sale price of $1,054,616.03.

On April 6, 2021, EB Holdings disposed of 75,880 shares of Common Stock at a weighted average price of $34.87, for a sale price of $2,645,935.60.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 13 of 14

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows.

“(a) and (b)

The information contained on the cover pages and Item 1 of this Schedule 13D is incorporated herein by reference.

Ownership percentages set forth in this Schedule 13D are based on a total of the 13,680,968 shares of Common Stock reported to be outstanding as of November 2, 2022 by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2022, filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2022.

As of April 6, 2021, the Reporting Persons ownership percentage was 30.39%, based on 12,442,798 shares of Common Stock reported to be outstanding as of March 10, 2021 by the Issuer in its Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 12, 2021.

EB Holdings directly holds 3,781,561 shares of Common Stock as of the date hereof and has the sole power to vote and dispose of such Common Stock.

Fund GP, in its capacity as the general partner of EB Holdings has the ability to direct the management of the business of EB Holdings, including the power to vote and dispose of securities held by EB Holdings; therefore, Fund GP may be deemed to beneficially own the Subject Shares.

GP I, in its capacity as the managing member of Fund GP, has the ability to direct the management of Fund GP’s business, including the power to direct the decisions of Fund GP regarding the voting and disposition of securities held by EB Holdings; therefore, GP I may be deemed to have indirect beneficial ownership of the Subject Shares.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by EB Holdings; therefore Capital I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by EB Holdings; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by EB Holdings; therefore Holdings may be deemed to have indirect beneficial ownership of the Subject Shares.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by EB Holdings; therefore, OCG may be deemed to have indirect beneficial ownership of the Subject Shares.

OCGH GP, in its capacity as the indirect owner of the class B units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by EB Holdings; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Subject Shares.

Brookfield, in its capacity as the indirect owner of the class A units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by EB Holdings; therefore Brookfield may be deemed to have indirect beneficial ownership of the Subject Shares.

BAM Partnership, in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield, has the ability to appoint and remove certain directors of Brookfield and, as such, may indirectly control the decisions of Brookfield regarding the vote and disposition of securities held by EB Holdings; therefore, BAM Partnership may be deemed to have indirect beneficial ownership of the Subject Shares.

Brookfield, in its capacity as the indirect owner of the class A units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities beneficially owned by Holdings.

BAM Class B Partners Inc., as trustee of the BAM Trust, which is the sole owner of Class B Limited Voting Shares of Brookfield, has the ability to appoint one half of the board of directors of Brookfield and, as such may indirectly control the decisions of Brookfield regarding the voting and disposition of securities beneficially owned by Brookfield.

(c)

Except for the transaction described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d) and (e)

Not applicable.”

CUSIP No. Y2187A127	SCHEDULE 13D	Page 14 of 14

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of January 12, 2023

OCM OPPS EB HOLDINGS, LTD.

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

BROOKFIELD CORPORATION

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Senior Vice President, Legal & Regulatory

BAM PARTNERS TRUST

By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on this Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of January 12, 2023

OCM OPPS EB HOLDINGS, LTD.

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

BROOKFIELD CORPORATION

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Senior Vice President, Legal & Regulatory

BAM PARTNERS TRUST

By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary